UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Celestica Inc.

(Name of Issuer)

Subordinate Voting Shares

(Title of Class of Securities)

15101Q108

(CUSIP Number)

Onex Corporation

161 Bay Street

Toronto, Ontario M5J 2S1 Canada

Attention: Andrea Daly

(416) 362-7711

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

JOEL I. GREENBERG, ESQ.

Kaye Scholer LLP

250 West 55th Street

New York, New York 10019-9710

(212) 836-8000

June 5, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

SCHEDULE 13D
CUSIP No. 15101Q108

1	Name of Reporting Person Gerald W. Schwartz

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 120,657 Subordinate Voting Shares

8

Shared Voting Power
19,476,775 Subordinate Voting Shares, including (i) 530,407 Subordinate Voting Shares and (ii) 18,946,368 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is presently convertible into one Subordinate Voting Share.

	9	Sole Dispositive Power 120,657 Subordinate Voting Shares

10

Shared Dispositive Power
19,476,775 Subordinate Voting Shares, including (i) 530,407 Subordinate Voting Shares and (ii) 18,946,368 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is presently convertible into one Subordinate Voting Share.

11

Aggregate Amount Beneficially Owned by Each Reporting Person
19,597,432 Subordinate Voting Shares, including (i) 651,064 Subordinate Voting Shares and (ii) 18,946,368 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is presently convertible into one Subordinate Voting Share.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row (11)
13.7% of the Subordinate Voting Shares, assuming conversion of all of the Multiple Voting Shares into Subordinate Voting Shares. 79.4% of the combined voting power of the Issuer’s Subordinate and Multiple Voting Shares; each Subordinate Voting Share is entitled to one vote and each Multiple Voting Share is entitled to twenty-five votes.

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to the Subordinate Voting Shares (the “Subordinate Voting Shares”) of Celestica Inc., a company incorporated under the laws of the Province of Ontario, Canada (the “Issuer”), beneficially owned by Mr. Gerald W. Schwartz (“Mr. Schwartz” or the “Reporting Person”), and amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) by the Reporting Person on July 7, 1998 (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D, Amendment No. 2 to the Schedule 13D, Amendment No. 3 to the Schedule 13D, and Amendment No. 4 to the Schedule 13D, filed with the SEC on March 8, 2000, July 6, 2000, October 16, 2000, and March 1, 2005, respectively.  Capitalized terms used but undefined in this Amendment No. 5 shall have the meanings ascribed to them in the Schedule 13D, as amended.

This Amendment No. 5 reflects an October 2009 secondary offering of 10.9 million Subordinate Voting Shares (including 10.7 million shares obtained through conversion of Multiple Voting Shares) effected by Onex Corporation and certain of its affiliates (decreasing Mr. Schwartz’s then-beneficial ownership of Subordinate Voting Shares to approximately 8.5%); a decrease in the number of Subordinate Voting Shares outstanding resulting from the completion of a tender offer by the Issuer, as reported by the Issuer on December 7, 2012 (increasing Mr. Schwartz’s then-beneficial ownership of Subordinate Voting Shares to approximately 10.7%); and a decrease in the number of Subordinate Voting Shares outstanding resulting from the completion of another tender offer by the Issuer, as reported by the Issuer on June 5, 2015 (increasing Mr. Schwartz’s beneficial ownership of Subordinate Voting Shares to approximately 13.7%)

This Amendment No. 5 amends the Schedule 13D (as previously amended), as set forth herein.

Item 1.                                Security and Issuer.

Item 1 is hereby amended and restated to read in its entirety as follows:

The securities to which this Statement on Schedule 13D relates are the Subordinate Voting Shares of Celestica Inc., a company incorporated under the laws of the Province of Ontario, Canada.

The principal office of the Issuer is located at: 844 Don Mills Road, Toronto, Ontario, Canada M3C 1V7.

Item 4.                                          Purpose of Transaction.

Item 4 is hereby amended by adding the following immediately prior to the last paragraph thereof:

Series Two and Four of the forward sale agreements between the Onex Entities, Merrill Lynch Canada, Inc. (“Merrill”) and the Bank of Nova Scotia (“BNS”) were previously settled and the positions closed through the delivery to Merrill of 1,780,743 Subordinate Voting Shares (including 214,314 Subordinate Voting Shares obtained through conversion of Multiple Voting Shares).

Item 5.                                              Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

The aggregate percentage of Subordinate Voting Shares reported as beneficially owned by the Reporting Person is based on 123,953,349 Subordinate Voting Shares outstanding as of June 4, 2015, as reported by the Issuer in an amendment to its Tender Offer Statement on Schedule TO filed on June 5, 2015.

(a) and (b). Mr. Schwartz is the indirect holder of all the issued and outstanding Multiple Voting Shares of Onex, which entitles him to elect sixty percent (60%) of the members of Onex’s Board of Directors and represents a 60% voting interest in Onex.  Accordingly, Mr. Schwartz is an indirect beneficial owner of the Issuer’s securities which are beneficially owned by Onex. As of the date hereof, Onex beneficially owns 19,476,775 Subordinate Voting

Shares of the Issuer, including (i) 530,407 Subordinate Voting Shares and (ii) 18,946,368 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer; each Multiple Voting Share is currently convertible into one Subordinate Voting Share. Of the Multiple Voting Shares owned beneficially by Onex, 688,807 Multiple Voting Shares are subject to options granted to Mr. Schwartz pursuant to certain management investment plans of Onex, which do not vest within 60 days of the date of this filing (each Multiple Voting Share will, upon exercise of such options, be automatically converted into a Subordinate Voting Share). Of the Subordinate Voting Shares beneficially owned by Onex, 104,235 are held in trust for Celestica Employee Nominee Corporation, as agent for and on behalf of certain executives and employees of the Issuer pursuant to the Issuer’s employee share purchase plan, and 102,597 are subject to options granted to certain officers of Onex pursuant to certain management investment plans of Onex, which may be exercised upon specified dispositions by Onex (directly or indirectly) of the Issuer’s securities, with respect to which Onex has the right to vote or direct the vote.

In addition to the shares beneficially owned by Mr. Schwartz through his beneficial ownership of Onex, Mr. Schwartz controls a company which owns 120,657 Subordinate Voting Shares.

The shares deemed to be owned beneficially by Mr. Schwartz represent approximately 13.7% of the Subordinate Voting Shares giving effect to the conversion of all of the Multiple Voting Shares described above. Mr. Schwartz has the sole right to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 120,657 Subordinate Voting Shares. Mr. Schwartz shares the voting power and disposition power with Onex with respect to 530,407 Subordinate Voting Shares and 18,946,368 Multiple Voting Shares.

The Multiple Voting Shares beneficially owned by Mr. Schwartz represent, and have at all times since the Issuer’s initial public offering represented, a majority of the voting power of the Issuer’s outstanding securities.

(c) Mr. Schwartz has not effected any transaction in shares of Subordinate Voting Shares during the past 60 days.

(d) No person other than Mr. Schwartz has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subordinate Voting Shares of the Issuer owned beneficially by Mr. Schwartz other than the Subordinate Voting Shares beneficially owned by Mr. Schwartz through his beneficial ownership of Onex. To the best knowledge of Mr. Schwartz, no person other than Mr. Schwartz or Onex has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subordinate Voting Shares beneficially owned by Onex.

(e) Not applicable.

Item 6.                                              Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 is hereby amended by adding the following paragraph to the end thereof:

Series Two and Four of the forward sale agreements between the Onex Entities, Merrill and BNS were previously settled and the positions closed through the delivery to Merrill of 1,780,743 Subordinate Voting Shares (including 214,314 Subordinate Voting Shares obtained through conversion of Multiple Voting Shares).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2015
/s/ DONALD W. LEWTAS
Donald W. Lewtas,
Authorized Signatory for
GERALD W. SCHWARTZ